UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Lixiang Education Decides to Reschedule its Annual General Meeting

Lixiang Education Holding Co., Ltd. (the “Company” or NASDAQ: LXEH), today announced that the board of directors of the Company has resolved to postpone the annual general meeting originally scheduled for November 15, 2024 to November 18, 2024.

According to the Forms 6-K filed with the Securities and Exchange Commission by the Company on September 30, 2024, the Company originally scheduled its annual general meeting for November 15, 2024, at 10:00 a.m. (Beijing Time) at No. 467, Chengbei Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China. To enable shareholders to consider and vote on additional resolutions regarding the proposed third amended and restated memorandum and articles of association, the Company has decided to postpone the meeting to November 18, 2024, at 10:00 a.m. (Beijing Time), with the venue remaining the same.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
Biao Wei
Director and Chief Executive Officer

Date: November 1, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Notice of the Annual General Meeting and Proxy Statement for the Annual General Meeting
Exhibit 99.2	Proxy Card for the Annual General Meeting

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